UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

EQM Technologies & Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

26884W105
(CUSIP Number)

ADAM W. FINERMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 27, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 26884W105

1	NAME OF REPORTING PERSON Argentum Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 33,427,970
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 33,427,970
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 33,427,970
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 26884W105

1	NAME OF REPORTING PERSON Argentum Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 33,427,970
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 33,427,970
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 33,427,970
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 26884W105

1	NAME OF REPORTING PERSON Argentum Capital Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 33,427,970
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 33,427,970
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 33,427,970
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 26884W105

1	NAME OF REPORTING PERSON B.R. Associates, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,258,127
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,258,127
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 1,258,127
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 26884W105

1	NAME OF REPORTING PERSON Argentum Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,258,127
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,258,127
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 1,258,127
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 26884W105

1	NAME OF REPORTING PERSON Trust U/W Arnold Raynor FBO Daniel Raynor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 143,438
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 143,438
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 143,438
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 26884W105

1	NAME OF REPORTING PERSON Walter H. Barandiaran
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Peru
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 786,040
	8	SHARED VOTING POWER 34,686,097
	9	SOLE DISPOSITIVE POWER 786,040
	10	SHARED DISPOSITIVE POWER 34,686,097
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 35,472,137
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 26884W105

1	NAME OF REPORTING PERSON Daniel Raynor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 276,806
	8	SHARED VOTING POWER 34,829,535
	9	SOLE DISPOSITIVE POWER 276,806
	10	SHARED DISPOSITIVE POWER 34,829,535
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 35,106,341
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 26884W105

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of the common stock, par value $0.001 per share (the “Shares”), of EQM Technologies & Energy, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 1800 Carillon Boulevard, Cincinnati, OH 45240.

Item 2.	Identity and Background.

(a)           This statement is filed by Argentum Investments, LLC, a Delaware limited liability company (“Argentum Investments”), Argentum Partners II, LLC, a Delaware limited liability company (“Argentum Partners”), Argentum Capital Partners II, L.P., a Delaware limited partnership (“ACP II”), B.R. Associates, Inc., a Delaware corporation (“B.R. Associates”), Argentum Capital Partners, L.P., a Delaware limited partnership (“ACP”), Trust U/W Arnold Raynor FBO Daniel Raynor, a New York trust (“Raynor Trust”), Walter H. Barandiaran and Daniel Raynor.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”.  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Messrs. Barandiaran and Raynor are co-managing members of Argentum Investments, which is the managing member of Argentum Partners, which is the general partner of ACP II.  Additionally, Mr. Barandiaran is the president and Mr. Raynor is the chairman of B.R. Associates, which is the general partner of ACP.  Mr. Raynor is the sole trustee of Raynor Trust.  As a result of these relationships, Argentum Investments, Argentum Partners and Messrs. Barandiaran and Raynor may be deemed to beneficially own the Shares held by ACP II, B.R. Associates and Messrs. Barandiaran and Raynor may be deemed to beneficially own the Shares held by ACP, and Mr. Raynor may be deemed to beneficially own the Shares held by Raynor Trust.

(b)           The principal business address of each of the Reporting Persons is 60 Madison Avenue, Suite 701, New York, NY 10010.

(c)           The principal business of each of ACP II and ACP is investing in small businesses.  The principal business of Argentum Investments is serving as the managing member of Argentum Partners.  The principal business of Argentum Partners is serving as the general partner of ACP II.  The principal business of B.R. Associates is serving as the general partner of ACP.  Raynor Trust is a trust formed for estate planning purposes.  The principal occupations of each of Messrs. Barandiaran and Raynor are serving as co-founder and managing partner of The Argentum Group, a New York-based private equity firm.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 26884W105

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Argentum Investments, Argentum Partners, ACP II, B.R. Associates and ACP are organized under the laws of the State of Delaware.  Raynor Trust is a trust formed under the laws of the State of New York.  Mr. Barandiaran is a citizen of Peru and Mr. Raynor is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

In May 2008, in a private placement, ACP II and ACP purchased 41,667 and 13,889 shares of common stock of Beacon Energy Corp., a Delaware corporation (“BEC”), for $1,500,012 and $500,004 in cash, respectively.

In June 2008, Beacon Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Issuer (“BAC”), merged with and into BEC, as a result of which BEC became a wholly-owned subsidiary of the Issuer (the “2008 Merger”), in accordance with the terms of an agreement of merger and plan of reorganization, dated as of June 30, 2008, by and among BEC, BAC and the Issuer (the “2008 Merger Agreement”).  Pursuant to the terms of the 2008 Merger Agreement, the former stockholders of BEC were issued Shares in exchange for their shares of BEC’s common stock.  In the 2008 Merger, ACP II and ACP received 311,781 and 103,927 Shares (1,558,904 and 519,634 Shares prior to the Issuer’s 1 for 5 reverse stock split effective February 4, 2011) in exchange for their 41,667 and 13,889 shares of BEC’s common stock, respectively.

In April 2009, in a private placement of Beacon Notes (as defined below), ACP II, ACP and Mr. Barandiaran purchased Beacon Notes in principal amounts of $300,000, $100,000 and $150,000 for $300,000, $100,000 and $150,000 in cash, respectively.  The “Beacon Notes” were secured promissory notes of the Issuer bearing interest at a rate of 14% per annum and due and payable on April 10, 2012.  In this transaction ACP II, ACP and Mr. Barandiaran also received warrants to purchase 151,556, 50,519 and 75,778 Shares (757,777, 252,593 and 378,889 Shares prior to the Issuer’s 1 for 5 reverse stock split effective February 4, 2011), at an exercise price of $0.01 per share, expiring on April 10, 2019 (the “Beacon Warrants”).

In April 2009, ACP II, ACP and Mr. Barandiaran exercised all of their Beacon Warrants and purchased 151,556, 50,519 and 75,778 Shares (757,777, 252,593 and 378,889 Shares prior to the Issuer’s 1 for 5 reverse stock split effective February 4, 2011) for $7,577.77, $2,525.93 and $3,788.89 in cash, respectively.

On February 7, 2011, Environmental Quality Management, Inc., a Delaware corporation (“EQ”), merged with and into Beacon Acquisition, Inc. (“Acquisition Sub”), an Ohio corporation and wholly-owned subsidiary of the Issuer, as a result of which EQ became a wholly-owned subsidiary of the Issuer (the “2011 Merger”), in accordance with the terms of a merger agreement, dated as of January 25, 2011, by and among EQ, Acquisition Sub and the Issuer (the “2011 Merger Agreement”).  Pursuant to the terms of the 2011 Merger Agreement, the former stockholders of EQ were issued Shares and Series A Convertible Preferred Stock of the Issuer in exchange for their shares of EQ’s common stock, junior preferred stock and senior preferred stock, and all accrued but unpaid dividends on their shares of preferred stock.  In the 2011 Merger, ACP II received 20,518,724 Shares and 952,381 shares of the Issuer’s Series A Convertible Preferred Stock in exchange for its 5,859,615 shares of EQ’s common stock, 50,000 shares of EQ’s junior preferred stock and $385,676 in accrued but unpaid dividends thereon, and 150,000 shares of EQ’s senior preferred stock and $1,157,029 in accrued but unpaid dividends thereon.  The Series A Convertible Preferred Stock is convertible into such number of Shares equal to the quotient of (x) the aggregate stated value (initially $3.15) of the shares of Series A Convertible Preferred Stock being converted, divided by (y) the conversion price (initially $0.35) then in effect.  The conversion price is subject to anti dilution adjustment in certain circumstances, as set forth in the Certificate of Designations of Series A Convertible Preferred Stock.  As of August 27, 2012, ACP II’s 952,381 shares of Series A Convertible Preferred Stock were convertible into 8,571,429 Shares.

CUSIP NO. 26884W105

On February 4, 2011, in connection with the 2011 Merger, the holders of the Beacon Notes were issued (i) in exchange for the principal amount outstanding under the Beacon Notes, Merger Notes (as defined below), and (ii) in exchange for the accrued but unpaid interest under the Beacon Notes, Shares.  As a result, ACP II received a Merger Note in principal amount of $300,000 and 54,982 Shares in exchange for a Beacon Note in the same principal amount and $78,183 of accrued and unpaid interest thereon, ACP received a Merger Note in principal amount of $100,000 and 18,328 Shares in exchange for a Beacon Note in the same principal amount and $26,061 of accrued and unpaid interest thereon, and Mr. Barandiaran received a Merger Note in principal amount of $150,000 and 27,491 Shares in exchange for a Beacon Note in the same principal amount and $38,210 of accrued and unpaid interest thereon.  The “Merger Notes” are subordinated convertible promissory notes of the Issuer bearing interest at a rate of 10% per annum and due and payable on February 4, 2014, which are convertible into Shares at a conversion price of $1.3899 per share (subject to adjustment in accordance with the terms of the Merger Note).  As of August 27, 2012, $347,500, $115,833 and $173,750, including accrued and unpaid interest, was outstanding under the Merger Notes held by ACP II, ACP and Mr. Barandiaran, which amounts were convertible into 250,018, 83,339 and 125,009 Shares, respectively.

On March 15, 2011, in a private placement of March 15 Notes (as defined below), ACP II purchased a March 15 Note in principal amount of $300,000 for $300,000 in cash, ACP purchased a March 15 Note in principal amount of $300,000 for $300,000 in cash, Mr. Barandiaran purchased a March 15 Note in principal amount of $100,000 for $100,000 in cash, Mr. Raynor purchased a March 15 Note in principal amount of $50,000 for $50,000 in cash, and Raynor Trust purchased a March 15 Note in principal amount of $50,000 for $50,000 in cash.  The “March 15 Notes” are subordinated convertible notes of the Issuer bearing interest at a rate of 10% per annum and due and payable on the third anniversary of their issuance, which are convertible into Shares at a conversion price of $0.40 per Share (subject to adjustment in accordance with the terms of the March 15 Notes).  As of August 27, 2012, $344,250, $344,250, $114,750, $57,375 and $57,375, including accrued and unpaid interest, was outstanding under the March 15 Notes held by ACP II, ACP, Mr. Barandiaran, Mr. Raynor and Raynor Trust, which amounts were convertible into 860,625, 860,625, 286,875, 143,438 and 143,438 Shares, respectively.

On May 13, 2011, in a private placement of May 13 Notes (as defined below), ACP purchased a May 13 Note in principal amount of $50,000 for $50,000 in cash.  The “May 13 Notes” are subordinated convertible notes of the Issuer bearing interest at a rate of 10% per annum and due and payable on the third anniversary of their issuance, which are convertible into Shares at a conversion price of $0.40 per Share (subject to adjustment in accordance with the terms of the May 13 Notes).  As of August 27, 2012, $56,556, including accrued and unpaid interest, was outstanding under the May 13 Note held by ACP, which amount was convertible into 141,389 Shares.

CUSIP NO. 26884W105

On November 4, 2011, in a private placement of Demand Notes (as defined below), ACP II purchased a Demand Note in principal amount of $1,000,000 for $1,000,000 in cash and Mr. Barandiaran purchased a Demand Note in principal amount of $100,000 for $100,000 in cash.  The “Demand Notes” were demand notes of the Issuer bearing interest at a rate of 10% per annum and due and payable upon the demand of the holders on or after January 3, 2012 unless, prior to that date, the holders were able to exchange the Demand Notes for 10% subordinated convertible notes of the Issuer.  The Demand Notes held by ACP II and Mr. Barandiaran were cancelled on December 30, 2011 in connection with their purchase of December 30 Notes (as defined below), as discussed below.

On December 30, 2011, in a private placement of December 30 Notes, ACP II purchased a December 30 Note in principal amount of $1,015,556 in exchange for $1,000,000 unpaid principal amount and $15,556 accrued and unpaid interest on the Demand Note held by ACP II, Mr. Barandiaran purchased a December 30 Note in principal amount of $101,556 in exchange for $100,000 unpaid principal amount and $1,556 accrued and unpaid interest on the Demand Note held by Mr. Barandiaran, and Mr. Raynor purchased a December 30 Note in principal amount of $50,000 for $50,000 in cash.  The “December 30 Notes” are subordinated convertible notes of the Issuer bearing interest at a rate of 10% per annum and due and payable on the third anniversary of their issuance, which are convertible into Shares at a conversion price of $0.40 per Share (subject to adjustment in accordance with the terms of the December 30 Notes).  As of August 27, 2012, $1,083,542, $108,355 and $53,347, including accrued and unpaid interest, were outstanding under these December 30 Notes held by ACP II, Mr. Barandiaran and Mr. Raynor, which amounts were convertible into 2,708,855, 270,887, and 133,368 Shares, respectively.

Item 4.	Purpose of Transaction.

No Reporting Person has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon or in connection with completion of any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis as appropriate.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 26884W105

Mr. Barandiaran became a director of the Company on February 7, 2011 in connection with the 2011 Merger.  In his capacity as a director of the Issuer, Mr. Barandiaran may, with other directors, develop and/or discuss plans or proposals that relate to or would result in the occurrence of any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 40,473,570 Shares outstanding as of August 23, 2012, as reported in the Issuer’s Amendment No. 2 to Registration Statement on Form 10 filed with the SEC on August 24, 2012.

As of the close of business on August 27, 2012, ACP II beneficially owned 33,427,970 Shares, constituting approximately 63.2% of the Shares outstanding.  By virtue of their relationships with ACP II discussed in further detail in Item 2, each of Argentum Investments, Argentum Partners and Messrs. Barandiaran and Raynor may be deemed to beneficially own the Shares beneficially owned by ACP II.

As of the close of business on August 27, 2012, ACP beneficially owned 1,258,127 Shares, constituting approximately 3.0% of the Shares outstanding.  By virtue of their relationships with ACP discussed in further detail in Item 2, each of B.R. Associates and Messrs. Barandiaran and Raynor may be deemed to beneficially own the Shares beneficially owned by ACP.

As of the close of business on August 27, 2012, Raynor Trust beneficially owned 143,438 Shares, constituting approximately 0.4% of the Shares outstanding.  By virtue of his relationship Raynor Trust discussed in further detail in Item 2, Mr. Raynor may be deemed to beneficially own the Shares beneficially owned by Raynor Trust.

As of the close of business on August 27, 2012, Mr. Barandiaran beneficially owned 35,472,137 Shares, constituting approximately 64.9% of the Shares outstanding.

As of the close of business on August 27, 2012, Mr. Raynor beneficially owned 35,106,341 Shares, constituting approximately 64.6% of the Shares outstanding.

(b)           ACP II shares with Argentum Investments, Argentum Partners and Messrs. Barandiaran and Raynor the power to vote and dispose of the Shares beneficially owned by ACP II.  ACP shares with B.R. Associates and Messrs. Barandiaran and Raynor the power to vote and dispose of the Shares beneficially owned by ACP.  Raynor Trust shares with Mr. Raynor the power to vote and dispose of the Shares beneficially owned by Raynor Trust.  Mr. Barandiaran has the sole power to vote and dispose of the 786,040 Shares directly owned by him.  Mr. Raynor has the sole power to vote and dispose of the 276,806 Shares directly owned by him.

CUSIP NO. 26884W105

(c)           There were no transactions in the Shares by the Reporting Persons during the past sixty days.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information disclosed in Item 3 and Item 4 above is incorporated herein by reference.

In addition to the optional conversion feature, holders of Series A Convertible Preferred Stock may, at any time after the earlier of (x) February 7, 2014 or (y) a “Liquidity Event (as defined below), require the Issuer to redeem all or a portion of the holder’s shares of Series A Convertible Preferred Stock at a price per share equal to the stated value.  In the event of a Liquidity Event, holders of Series A Convertible Preferred Stock will be entitled to receive, out of assets of the Issuer available for distribution to its stockholders, the stated value per share held before any payment may be made or any assets distributed to the holders of junior equity securities.  “Liquidity Event” means the occurrence, whether voluntary or involuntary, of any of the following events: (i) any liquidation, dissolution or winding up of the affairs of the Issuer; or (ii) any sale or lease of a majority of the Issuer’s assets, winding up, or merger, consolidation, or transfer of voting control (in which the stockholders of the Issuer immediately prior to the merger, consolidation or sale do not own a majority of the outstanding shares of the surviving company) of the Issuer.

Holders of Series A Convertible Preferred Stock are entitled to vote their shares on an as-converted to common stock basis together with the holders of Shares at any regular, annual or special meeting of the Issuer’s stockholders. Additionally, the Issuer is not permitted to take certain corporate actions without the approval of holders of at least a majority of the shares of Series A Convertible Preferred Stock voting as a separate class, including but not limited to the following: (i) in any manner alter or change the designations, powers, preferences or rights, or the qualifications, limitations or restrictions of the Series A Convertible Preferred Stock; (ii) in any manner authorize, create or issue any class or series of capital stock, or reclassify any junior equity securities into shares of any class or series of capital stock (x) ranking, in any respect including, without limitation, as to payment of dividends, or distribution of assets, senior to or pari passu with the Series A Convertible Preferred Stock or (y) which in any manner adversely affects the holders of Series A Convertible Preferred Stock; (iii) increase or decrease the authorized number of Shares or any class of preferred stock; (iv) issue any additional shares of Series A Convertible Preferred Stock; (v) effect or permit, or offer or agree to effect or permit, any transaction that would be deemed a Liquidity Event, a reorganization of the Issuer’s assets or a reclassification or recapitalization of the Issuer’s capital stock; (vi) acquire or dispose of any of the Issuer’s assets that have, individually or in the aggregate, a value in excess of than $500,000; (vii) hire or terminate the Issuer’s Chief Executive Officer, Chief Financial Officer, Chief Operating Officer or President; (viii) change the number of directors constituting the Issuer’s whole Board; and (ix) incur any indebtedness, including, without limitation, any lease financing, accounts receivable-based financing arrangements and debt with equity features, in excess of an aggregate of $500,000.

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The description herein of the Series A Convertible Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the “Certificate of Designations of Series A Convertible Preferred Stock”, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

The Merger Notes provide for customary events of default, the occurrence of which may result in all of the Merger Notes then outstanding becoming immediately due and payable.  The description herein of the Merger Notes does not purport to be complete and is qualified in its entirety by reference to the “Form of Beacon Merger Note”, which is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

The March 15 Notes provide for customary events of default, the occurrence of which may result in all of the March 15 Notes then outstanding becoming immediately due and payable.  At any time after the one-year anniversary after the issuance of a March 15 Note, if and only if the Issuer’s common stock has traded at an average price per share that is above two times the conversion price for 60 consecutive days, the Issuer may, in its discretion, convert any March 15 Note into Shares in full satisfaction of such March 15 Note.  Under the purchase agreements entered into in connection with the sale of the March 15 Notes, the Issuer provided the holders of the March 15 Notes with certain piggyback registration rights with respect to the Shares underlying the March 15 Notes.  The description herein of the March 15 Notes and the associated purchase agreements does not purport to be complete and is qualified in its entirety by reference to the “Form of Spring 2011 Note” and the “Form of Spring 2011 Note Purchase Agreement”, which are attached as Exhibit 99.3 and Exhibit 99.4 hereto, respectively, and are incorporated herein by reference.

The December 30 Notes provide for customary events of default, the occurrence of which may result in all of the December 30 Notes then outstanding becoming immediately due and payable.  Additionally, at any time after the one-year anniversary after the issuance of the December 30 Notes, the Issuer may, at its discretion, convert any December 30 Note into Shares in full satisfaction of such December 30 Note if (i) the Issuer’s common stock is trading on a national securities exchange, (ii) the Shares underlying the December 30 Note have been registered for resale with the U.S. Securities and Exchange Commission (the “SEC”) and the resale registration statement is effective, (iii) the average weekly trading volume of the Issuer’s common stock over the preceding three-months is equal to at least 1% of the total issued and outstanding Shares, and (iv) the average closing price or last sale price per Share has been at least two times the then-effective conversion price for any 60 consecutive trading days during the preceding six-months.  Under the purchase agreements entered into in connection with the sale of the December 30 Notes, the Issuer agreed to certain covenants, including but not limited to the following: (i) the Issuer will prepare and file with the SEC, on or before June 30, 2012, a registration statement on Form 10 with respect to its common stock and use its commercially reasonable efforts to cause such registration statement to be declared effective by the SEC; and (ii) the Issuer will prepare and file with the SEC a registration statement on Form S-3 or such other available form covering the resale of the Shares issuable upon the conversion of the December 30 Notes and shall cause such registration statement to become effective on or before June 30, 2014.

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In connection with the sale of the December 30 Notes, on December 30, 2011, the Issuer and the holders of the December 30 Notes entered into a registration rights agreement, dated as of December 30, 2011, providing the holders of the December 30 Notes with certain demand and piggyback registration rights with respect to the Shares underlying the December 30 Notes (the “Registration Rights Agreement”).

The description herein of the December 30 Notes and the associated purchase agreements does not purport to be complete and is qualified in its entirety by reference to the “Form of December 30 Note” and the “Form of December 30 Note Purchase Agreement”, which are attached as Exhibit 99.5 and Exhibit 99.6 hereto, respectively, and are incorporated herein by reference.  The description herein of the Registration Rights Agreement and First Amendment to Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the “Registration Rights Agreement” and the “Amendment No. 1 to Registration Rights Agreement”, which are attached as Exhibit 99.7 and Exhibit 99.8 hereto, respectively, and are incorporated herein by reference.

On August 27, 2012, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached as Exhibit 99.9 hereto and is incorporated herein by reference.

Other than as described in Item 3, Item 4 and this Item 6, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Certificate of Designations of Series A Convertible Preferred Stock, effective February 4, 2011(incorporated by reference to Exhibit 3.4 of the Issuer’s Registration Statement on Form 10 filed with the SEC on June 28, 2012).

99.2	Form of Beacon Merger Note (incorporated by reference to Exhibit 4.2 of the Issuer’s Registration Statement on Form 10 filed with the SEC on June 28, 2012).

99.3	Form of Spring 2011 Note (incorporated by reference to Exhibit 4.3 of the Issuer’s Registration Statement on Form 10 filed with the SEC on June 28, 2012).

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99.4	Form of Spring 2011 Note Purchase Agreement (incorporated by reference to Exhibit 10.19 of the Issuer’s Registration Statement on Form 10 filed with the SEC on June 28, 2012).

99.5	Form of December 30 Note (incorporated by reference to Exhibit 4.4 of the Issuer’s Registration Statement on Form 10 filed with the SEC on June 28, 2012).

99.6	Form of December 30 Note Purchase Agreement (incorporated by reference to Exhibit 10.20 of the Issuer’s Registration Statement on Form 10 filed with the SEC on June 28, 2012).

99.7	Registration Rights Agreement, dated as of December 30, 2011 (incorporated by reference to Exhibit 10.21 of the Issuer’s Registration Statement on Form 10 filed with the SEC on June 28, 2012).

99.8
Amendment No. 1 to Registration Rights Agreement, dated as of March 30, 2012 (incorporated by reference to Exhibit 10.22 of the Issuer’s Registration Statement on Form 10 filed with the SEC on June 28, 2012).

99.9
Joint Filing Agreement, dated August 27, 2012, by and among Argentum Investments, LLC, Argentum Partners II, LLC, Argentum Capital Partners II, L.P., B.R. Associates, Inc., Argentum Capital Partners, L.P., Trust U/W Arnold Raynor FBO Daniel Raynor, Walter H. Barandiaran and Daniel Raynor.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 27, 2012

ARGENTUM INVESTMENTS, LLC

By:	/s/ Walter H. Barandiaran
Name:	Walter H. Barandiaran
Title:	Managing Member

ARGENTUM PARTNERS II, LLC

By:	Argentum Investments, LLC,
its Managing Member

By:	/s/ Walter H. Barandiaran
Name:	Walter H. Barandiaran
Title:	Managing Member

ARGENTUM CAPITAL PARTNERS II, L.P.

By:	Argentum Partners II, LLC,
its General Partner

By:	Argentum Investments, LLC,
its Managing Member

By:	/s/ Walter H. Barandiaran
Name:	Walter H. Barandiaran
Title:	Managing Member

B.R. ASSOCIATES, INC.

By:	/s/ Walter H. Barandiaran
Name:	Walter H. Barandiaran
Title:	President

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ARGENTUM CAPITAL PARTNERS, L.P.

By:	B.R. Associates, Inc.,
its General Partner

By:	/s/ Walter H. Barandiaran
Name:	Walter H. Barandiaran
Title:	President

TRUST U/W ARNOLD RAYNOR FBO DANIEL RAYNOR

By:	/s/ Daniel Raynor
Name:	Daniel Raynor
Title:	Trustee

/s/ Walter H. Barandiaran
WALTER H. BARANDIARAN

/s/ Daniel Raynor
DANIEL RAYNOR